Exhibit 99.1

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Wednesday, April 29, 2026

To:

Superintendencia del Mercado de Valores

MATERIAL EVENT NOTICE: Communication of Changes in the Participation and Positions of Related Parties

In compliance with the provisions of the Material and Reserved Information Regulation, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Type of Governing Body: Board of Directors Meeting

Date of Resolution: April 29, 2026

Description of Material Event: Appointment of Mr. Roque Eduardo Benavides Ganoza as Chairman of the Board of Directors and Mr. Shehzad Bharmal as Lead Director.

Observations: On this date, April 29, 2026, the Board of Directors unanimously resolved to appoint Mr. Roque Eduardo Benavides Ganoza as Chairman of the Board of Directors. Additionally, the Board unanimously resolved to appoint Mr. Shehzad Bharmal as Lead Director.

Related Party Type: BOARD OF DIRECTORS

Type of Change: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Start Date: March 30, 2026

Independent Director: NO

End Date: April 29, 2026

Related Party Type: BOARD OF DIRECTORS

Type of Change: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: CHAIRMAN OF THE BOARD OF DIRECTORS

Start Date: April 29, 2026

Independent Director: NO

Related Party Type: BOARD OF DIRECTORS

Type of Change: CHANGE

BOARD OF DIRECTORS: BHARMAL, SHEHZAD

Position: DIRECTOR

Start Date: March 30, 2026

Independent Director: YES

End Date: April 29, 2026

Related Party Type: BOARD OF DIRECTORS

Type of Change: CHANGE

BOARD OF DIRECTORS: BHARMAL, SHEHZAD

Position: Lead Director

Start Date: April 29, 2026

Independent Director: YES

Current Board of Directors Composition

RELATIONSHIP TYPE	NAME	POSITION
BOARD OF DIRECTORS	ARRIAGADA HERRERA, IVAN DAGOBERTO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, RAUL EDUARDO PEDRO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, ROQUE EDUARDO	CHAIRMAN OF THE BOARD OF DIRECTORS
BOARD OF DIRECTORS	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	DIRECTOR
BOARD OF DIRECTORS	BETZHOLD HENZI, JORGE F.	DIRECTOR
BOARD OF DIRECTORS	BHARMAL, SHEHZAD	Lead Director
BOARD OF DIRECTORS	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M.	DIRECTOR
BOARD OF DIRECTORS	ORTIZ JARA, MAURICIO	DIRECTOR
BOARD OF DIRECTORS	ZALDIVAR GARCIA, MARCO ANTONIO	DIRECTOR

Respectfully,

PEDRO ANGEL TORRES TORRES

SECURITIES MARKET REPRESENTATIVE

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.